UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF

PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Nippon Kanzai Co., Ltd.

B.	(1)	This is [check one]:

		☒	An original filing for the Filer.

		☐	An amended filing for the Filer.

(2)	Check the box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this form is being filed:

	Name of registrant:	Nippon Kanzai Co., Ltd.

	Form type:	Form CB

File number (if known):

	Filed by:	Nippon Kanzai Co., Ltd.

	Date filed (if filed concurrently, so indicate):	May 12, 2022
(Form F-X filed concurrently with Form CB.)

D.	The Filer is incorporated or organized under the laws of

Japan

and has its principal place of business at:
9-16 Rokutanjicho, Nishinomiya-shi, Hyogo, 662-8588 Japan Telephone: +81 3 5299 0850

E.	The Filer designates and appoints Nippon Kanzai USA, Inc. (the “Agent”), located at:

Nippon Kanzai USA, Inc. 30 Wall St., 12th Floor, New York, NY 10005 Telephone: (646) 216 2400

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

	(a)	any investigation or administrative proceeding conducted by the Commission; and

	(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on May 12, 2022 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	(a)	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Exchange Act.

	(b)	The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with the amendment being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Filer’s Form CB filed with the Commission on May 12, 2022, the securities to which such Form CB relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tokyo, Country of Japan, this 12th day of May, 2022.

Filer: Nippon Kanzai Co., Ltd.	By:	/s/ Shintaro Fukuda
	Name:	Shintaro Fukuda
	Title:	President and Representative Director

This statement has been signed by the following person in the capacity and on the date indicated.

Nippon Kanzai USA, Inc. As Agent for Service of Process for Nippon Kanzai Co., Ltd.

By:	/s/ Mamoru Yasuda
Name:	Mamoru Yasuda
Title:	President and Chief Executive Officer
Date:	May 12, 2022